Exhibit 99.1

Bioceres Crop Solutions Announces Transfer to Nasdaq Stock Market

ROSARIO, Argentina - April 14, 2021 - Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NYSE American: BIOX), a fully-integrated global provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced today that it will voluntarily transfer its stock exchange listing from the NYSE American to The Nasdaq Global Select Market. Trading on the Nasdaq Global is expected to commence on April 27, 2021. The last day of trading on the NYSE will be April 26, 2021. Bioceres’ stock will continue to trade under its existing “BIOX” symbol.

“We look forward to partnering with Nasdaq and building greater awareness for us as an Agriculture Technology (Ag-Tech) company focused on sustainable solutions and carbon neutrality,” said Enrique Lopez Lecube, Chief Financial Officer of Bioceres. “Nasdaq’s global exchange is an ideal fit for us as it represents some of the leading biotech, technology and Ag-Tech companies in the world. In addition, the move will align with Bioceres’ current ESG initiatives and Nasdaq’s ESG platform and suite of products and services. We would also like to thank the NYSE for being our listing partner since 2019.”

“We are privileged to welcome Bioceres to Nasdaq’s family of sustainability focused and innovative companies,” said Nelson Griggs, President of the Nasdaq Stock Exchange. “Nasdaq is committed to preserving our planet’s natural resources, and Bioceres’ platform of high-impact technologies around sustainable products is a welcome addition. We look forward to working with and supporting Bioceres as we all strive to achieve a carbon neutral economy.”

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated global provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, click here.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Investor Relations Contact:
Chris Tyson

Executive Vice President

MZ Group – MZ North America

(949) 491-8235

BIOX@mzgroup.us

www.mzgroup.us

Bioceres Crop Solutions

Máximo Goya, Head of Investor Relations

+54-341-4861100

maximo.goya@biocerescrops.com